EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2006		2005		2004		2003		2002
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$231,117		$116,642		$78,349		$87,382		$78,414
Other interest	4,493		27,031		5,239		5,873		10,523
Amortization of debt discount and expense	4,115		3,935		3,713		4,977		7,949
Interest on lease agreements	12,738		20,781		21,638		21,323		22,831
Total Fixed Charges	252,463		168,389		108,939		119,555		119,717
Earnings before income taxes and undistributed income from equity investees	626,558		643,131		359,493		332,246		242,446
Earnings available for fixed charges	$879,021		$811,520		$468,432		$451,801		$362,163

Ratio of earnings to fixed charges	3.48	x	4.82	x	4.30	x	3.78	x	3.03	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.